

December 5, 2012

<u>Via E-mail</u>

Mr. S.D. Shibulal
Chief Executive Officer
Infosys Limited
Electronics City, Hosur Road
Bangalore, Karnataka, India 560 100

      Re: Infosys Limited
            Form 20-F for the fiscal year ended March 31, 2012
            Filed May 3, 2012
            File No. 000-25383

Dear Mr. Shibulal:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Craig D. Wilson

              Craig D. Wilson
              Sr. Asst. Chief Accountant